

January 23, 2013

Via E-mail
David Chong
Chief Financial Officer
China Recycling Energy Corporation
12/F, Tower A
Chang An International Building
No. 88 Nan Guan Zheng Jie
Xi'an City, Shaanxi Province
China

> **Re: China Recycling Energy Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 22, 2012**
> **Response dated January 14, 2013**
> **File No. 1-34625**

Dear Mr. Chong:

We have reviewed your response dated January 14, 2013 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested responses. If you do not believe our comments applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Liquidity and Capital Resources, page 43

1. We reviewed your response to comment one in our letter dated December 14, 2012. Please include a discussion of how cash is transferred to your PRC subsidiaries and how earnings are transferred from your PRC subsidiaries to the parent company in the amendment you intend to file. Please also describe the nature of the restrictions on the ability of your subsidiaries to transfer funds to the parent in the form of cash dividends, loans or advances and the potential impact on your liquidity.

Item 8. Financial Statements and Supplementary Data, page 50

2. Summary of Significant Accounting Policies, page 57

Fair Value of Financial Instruments, page 60

2. We reviewed your response to comment three in our letter dated December 14, 2012. Please disclose the fair value of long-term debt together with the related carrying amounts and the method and assumptions used to estimate the fair value in the amendment you intend to file.

17. Shareholders' Equity, page 78

3. We reviewed your response to comment seven in our letter dated December 14, 2012. Please provide us with a copy of the letter from Mr. Dong and any other correspondence from Mr. Dong which supports the extinguishment of the obligation. In addition, tell us your consideration of initially accounting for the agreement with Mr. Dong within equity as opposed to a liability given that the contract contained an explicit limit on the number of shares to be delivered to settle the contract. Refer to guidance in ASC 815-40-25 and ASC 815-40-25.

18. Statutory Reserves, page 79

4. We reviewed your response to comment eight in our letter dated December 14, 2012. Please disclose that the maximum statutory reserve amounts of your subsidiaries have not been reached as of the most recent balance sheet date in the amendment you attend to file.

You may contact Tony Watson, Accountant, at (202) 551-3318 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief